Exhibit 99.182

Valour Digital Securities Limited and The Hashgraph Group (THG) Expand Access to Hedera HBAR ETP with Euronext Listing

●	New Hedera HBAR ETP Launched on Euronext: Valour Digital Securities Limited has introduced a new Hedera HBAR ETP (ISIN: GB00BRC6JM96) on Euronext Amsterdam, expanding access to Hedera’s native token, HBAR, for European investors.

●	Distinct Offering: This new listing represents the first physically backed Hedera ETP under Valour’s Digital Securities Limited base prospectus, distinct from the previously launched product on Börse Frankfurt, enabling broader market accessibility for institutional and retail investors.

●	Hedera’s Market Leadership: Hedera is an energy-efficient Proof-of-Stake public network, governed by a council of global enterprises such as Google, IBM, Boeing, and Deutsche Telekom. Its native token, HBAR, powers network operations and ranks among the top 20 cryptocurrencies globally with a market capitalization of $11.3 billion as of December 17, 2024.

TORONTO, December 18, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that Valour Inc. and Valour Digital Securities Limited (together, “Valour”), a leading issuer of exchange-traded products (“ETPs”) providing simplified access to digital assets, has listed the 1Valour Hedera Physical Staking ETP (ISIN: GB00BRC6JM96) on Euronext Amsterdam under its Valour Digital Securities Limited (“VDSL”) base prospectus.

This listing expands the reach of Valour’s innovative Hedera HBAR ETP, providing broader access for European investors seeking exposure to Hedera’s native token, HBAR. In collaboration with The Hashgraph Group (“THG”), the Swiss-based international business, venture capital, and technology company that operates exclusively within the Hedera ecosystem, this pioneering development furthers Valour’s mission to bridge traditional financial markets with cutting-edge decentralized technologies such as Hedera Hashgraph.

The Euronext listing marks the first physically backed Hedera product and the first ETP listed on Euronext Amsterdam under VDSL’s base prospectus. This expansion offers investors across key European markets greater opportunities to integrate the eco-friendly, enterprise-grade digital asset into their portfolios via traditional financial exchanges

Enhancing Market Accessibility

Olivier Roussy Newton, CEO of DeFi Technologies, stated, “The addition of our Hedera HBAR ETP to Euronext exemplifies our commitment to simplifying access to cutting-edge digital assets. This listing broadens opportunities for institutional and retail investors to participate in Hedera’s robust, sustainable network while aligning with the growing demand for transparent and regulated digital asset investments.”

Elaine Buehler, Head of Product at Valour, further remarked, “This milestone reflects the relentless efforts of our product team to deliver investment solutions that resonate with today’s demand for transparency, security, and sustainability in digital assets. As the first physically backed Hedera product and the first ETP under VDSL’s base prospectus to be listed on Euronext Amsterdam, this achievement underscores our innovation in creating accessible and compliant digital asset investment products. By expanding to Euronext, we are not only enhancing accessibility to Hedera’s groundbreaking technology but also reaffirming Valour’s commitment to bridging traditional finance with the transformative potential of decentralized innovations.”

Hedera’s Significance

Hedera is a leading decentralized and open-source public network, renowned as the world’s greenest distributed ledger network (DLT) due to its energy-efficient Proof-of-Stake (PoS) consensus mechanism. It is governed by a council of independent global organizations, including Fortune 500 enterprises and prestigious universities. These governing members include major corporations such as Abrdn, Boeing, Dell, Deutsche Telekom, Google, IBM, Standard Bank, and LG Electronics, just to name a few of the 33 Hedera Governing Council members.

HBAR, Hedera’s native cryptocurrency, powers network operations, enabling transaction fees and securing the network. With a global market capitalization of $11.3 billion, HBAR ranks among the world’s top 20 cryptocurrencies, making it a significant and sustainable digital asset for institutional and retail investors alike. (CoinMarketCap Dec 17th)

Fostering the HBAR Economy with institutional-grade Financial Products. Kamal Youssefi, Co-founder & Executive Chairman of THG commented, “We are thrilled to announce the launch of HBAR ETP and its new listing on Euronext, which streamlines and improves mainstream access to Hedera’s native token for institutional investors. As one of our regulated, structured, and bankable products, the HBAR ETP represents a major milestone towards bridging the gap between traditional finance and HBAR economy. It offers investors across key European markets instruments to include institutional-grade, eco-friendly digital assets into their portfolios via traditional financial exchanges while ensuring security, accessibility, and commercial viability.”

Expanding Collaboration with The Hashgraph Group

The Hashgraph Group (THG) has played a pivotal role in creating and launching the Hedera HBAR ETP. Stefan Deiss, Co-Founder & CEO of THG, added, “After celebrating the successful listing on the Frankfurt Stock Exchange earlier this year, this latest expansion of the Hedera HBAR ETP to the pan-European Euronext exchange is a significant step towards further advancing institutional-grade investments in bankable digital assets. With our seed funding of USD 5m in the Hedera HBAR ETP, we remain committed to promoting Hedera as an attractive and investable digital asset in the Web3 economy, as Valour continues to set the standard for accessible and compliant investment products.”

Continued Leadership in Digital Asset Innovation

Valour’s Hedera HBAR ETP empowers investors to integrate the benefits of blockchain technology seamlessly into traditional portfolios. By listing on Euronext, Valour furthers its mission to bridge traditional and decentralized finance, offering products that combine security, accessibility, and sustainability.

About The Hashgraph Group

The Hashgraph Group (THG) is a Swiss-based international business, venture capital, and technology firm that operates exclusively within the Hedera ecosystem, with specialization in venture building and strategic investments aimed at enabling entrepreneurs, enterprises, and governments to adapt and compete in the Web3 economy. THG brings specialist expertise in the design, development, and deployment of enterprise-grade solutions through its Hashgraph for Enterprise™ (H4E) product suite. Licensed and regulated as a venture capital fund manager by the Financial Services Regulatory Authority (FSRA) in Abu Dhabi Global Market (ADGM), THG manages a USD 100m Hashgraph Venture Fund-I and operates multiple government-backed co-investment Web3 Venture Studios around the world. For further information about The Hashgraph Group, visit www.hashgraph-group.com.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that provide retail and institutional investors with simple and secure access to digital assets through their traditional bank accounts. Valour’s fully hedged digital asset ETPs feature low to zero management fees and are listed on various European exchanges, banks, and broker platforms. Valour operates as part of the asset management business line of DeFi Technologies Inc.

For more information about Valour, to subscribe, or to receive updates, visit valour.com

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the Hedera (HBAR) ETP; Hedera HBAR; development of ETPs; future demand for ETP’s; the regulatory environment with respect to the growth and adoption of decentralised finance; the pursuit by DeFi and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681

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